

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 20, 2021

David Rockecharlie
Chief Executive Officer
IE PubCo Inc.
600 Travis Street, Suite 7200
Houston, TX 77002

> **Re: IE PubCo Inc.**
> **Registration Statement on Form S-4**
> **Filed July 26, 2021**
> **File No. 333-258157**

Dear Mr. Rockecharlie:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

Material U.S. Federal Income Tax Consequences of the Merger, page 127

1. You state throughout the proxy statement / prospectus that you "intend" the Mergers to be treated as a "reorganization." In this section you indicate that although "it is not a condition to Contango's obligation or New PubCo's obligation to complete the Transactions that the Mergers, taken together, be treated as a 'reorganization,'" your ensuing discussion "assumes that the Mergers, taken together, qualify as a 'reorganization' within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes." Please revise the disclosure here to name counsel and to provide as part of its opinion a clear statement as to whether the Mergers will qualify as a reorganization. In that regard, (presumably) counsel's opinion at page 129 that "a U.S. holder of Contango Common Stock generally will not recognize any gain or loss for U.S. federal income tax

purposes upon the exchange ... pursuant to the Mergers" is based on the Section 368(a) assumption. However, counsel cannot assume any legal conclusion underlying the opinion. Please see Staff Legal Bulletin 19 at Section III.C.3.

2.	We note that you will file an opinion of counsel as exhibit 8.1. Make clear throughout your proxy statement / prospectus that your disclosures regarding the material tax consequences are based on your reliance on that opinion. Please refer to Sections III.B and C of Staff Legal Bulletin 19. Also, disclose in the Summary and Questions and Answers sections that the receipt of an opinion from counsel as to the expected tax consequences -- including that a U.S. holder of Contango Common Stock generally will not recognize any gain or loss for U.S. federal income tax purposes upon the exchange -- is not a condition to the merger. Clearly disclose the potential material tax consequences that could differ from what the opinion states insofar as there is no condition that counsel provide such an opinion, and disclose your intentions regarding recirculation and resolicitation if the changes are material.

Unaudited Pro Forma Condensed Combined Financial Statements
Unaudited Pro Forma Condensed Combined Statements of Operations, page 189

3.	Please revise your pro forma statements of operations to provide separate subtotals showing Independence pro forma as adjusted for the Independence Transactions and showing Contango pro forma as adjusted for the Contango Transactions. Alternatively, you may present separate pro forma statements of operations for Independence and Contango showing the effects of those transactions. Then separately present the Reclassification and Transaction Adjustments related to the Merger, which is subject to shareholder vote, applied to the pro forma as adjusted amounts for Independence and Contango. Information related to the Merger Transaction which is subject to shareholder vote should be disaggregated from the other separate transactions of each entity.

Unaudited Pro Forma Condensed Combined Financial Statements
Notes to Unaudited Pro Forma Condensed Combined Financial Statements
Note 4 Supplemental Pro Forma Oil and Natural Gas Reserves Information
Oil and Natural Gas Reserves, page 201

4.	Please expand your disclosure of proved reserves expressed as barrels of oil equivalent to clarify the basis for converting your natural gas volumes to equivalent barrels of oil (e.g. the number of cubic feet of natural gas per barrel of oil equivalent). Refer to Instruction 3 to Item 1202(a)(2) of Regulation S-K.

5.	Please expand the disclosure on page 201 to further explain the reason(s) for the negative adjustments in proved reserves and the resulting negative figures for the standardized measure presented on page 203 attributable to the Independence Transaction Adjustments.

6.	Please provide us with separate reconciliations for the proved reserves by individual product type and the standardized measure for the year ended December 31, 2020 for the

individual sources you identify that comprise the Independence Transaction Adjustments, e.g. the Noncontrolling Carve-out and the Titan Acquisition.

7. Please expand your disclosure to clarify the party responsible for preparing the estimates of proved reserves and the standardized measure for the Noncontrolling Carve-out and the Titan Acquisition as of December 31, 2020, e.g. Independence or a third party engineering firm.

   If a third party engineering firm prepared these estimates, tell us the rationale for not including the relevant reserves report as an exhibit to the Registration Statement on Form S-4.

Information About Independence
Preparation of Reserve Estimates, page 233

8. As part of your discussion of the preparation of the reserves estimates, please expand the disclosure to describe the internal controls used in your reserves estimation effort and disclose the qualifications of the technical person within Independence that is primarily responsible for overseeing the preparation of the reserves estimates as of December 31, 2020.

Proved Undeveloped Reserves (PUDs), page 234

9. Please expand your disclosure to provide a narrative explanation of the material changes relating to each of the items you identify in the tabular reconciliation of the changes in the proved undeveloped reserves for the year ended December 31, 2020. To the extent that two or more unrelated factors are combined to arrive at the overall change for an item, your disclosure should separately identify and quantify each individual factor that contributed to the material change so that the change in net reserve quantities between periods is fully explained.

   The disclosure of revisions in the previous estimates of your proved undeveloped reserves in particular should identify the individual factors such as the changes caused by commodity prices and/or costs, interests, well performance, unsuccessful and/or uneconomic proved undeveloped locations or the removal of proved undeveloped locations due to changes in a previously adopted development plan. Refer to Item 1203(b) of Regulation S-K.

   Please similarly revise the explanation for the changes in the net quantities of total proved reserves presented on pages F-57 and F-73, for each period that discloses significant changes related to revisions in the previous estimates of reserves, to comply with FASB ASC 932-235-50-5.

10. You disclose 98,579 MBoe in total future proved undeveloped reserves as of December 31, 2020. You also disclose that you converted 4,021 MBoe of undeveloped reserves to developed status during the year. That rate of conversion suggests that you will not be

able to develop the undeveloped reserves within five years of initial disclosure of such reserves at December 31, 2020.

Please expand your disclosure to discuss the progress made, including the capital expenditures incurred to convert your proved undeveloped reserves during the year, and any factors that impacted progress in the conversion of your proved undeveloped reserves to developed status. Refer to Item 1203(c) of Regulation S-K.

11.   Please refer to Rule 4-10(a)(31)(ii) of Regulation S-X and the Question 131.04 in the Compliance and Disclosure Interpretations (C&DIs) and tell us if all of the proved undeveloped locations as of December 31, 2020 are part of a development plan adopted by management including approval by the Board, if such approval is required.

To the extent that there are material amounts of proved undeveloped reserves that will not be converted to proved developed status within five years of initial disclosure as proved reserves, please expand your disclosure to explain the reasons for the delay. Refer to Item 1203(d) of Regulation S-K and the answer to question 131.03 in the Compliance and Disclosure Interpretations (C&DIs), respectively.

Drilling and Other Exploratory and Development Activities, page 238

12.   Please refer to the disclosure requirements in Item 1205(a) of Regulation S-K and explain to us your rationale for limiting your disclosure to the wells drilled for the year ended December 31, 2020.

13.   Please expand your disclosure to address your present activities, including the number of gross and net wells in the process of being drilled, completed, or waiting on completion and any other related activities of material importance as of December 31, 2020. Refer to the disclosure requirements in Item 1206 of Regulation S-K.

Financial Statements, page F-1

14.   Please update the unaudited interim historical financial statements of Independence and Contango and also update the pro forma financial information included in the filing. Refer to Rule 3-12 and Article 11 of Regulation of Regulation S-X.

Independence Energy LLC
Notes to Combined and Consolidated Financial Statements
Note 15 Supplemental Oil and Natural Gas Disclosures (Unaudited)
Standardized Measure of Discounted Future Net Cash Fows Relating to Proved Oil and Gas Reserves, page F-59

15.   Expand the discussion accompanying the presentation of the standardized measure to clarify, if true, that future cash flows take into account the estimated abandonment costs for your proved properties. Refer to FASB ASC 932-235-50-36.

If the abandonment costs, including such costs related to your proved undeveloped locations, have not been included for each of the periods presented, e.g. as of December 31, 2020, 2019 and 2018, respectively, please explain to us your rationale for excluding these costs from your calculation of the standardized measure.

Liberty Energy, LLC
Supplemental Oil and Gas Information (Unaudited)
Estimated Quantities of Proved Oil and Natural Gas Reserves-Unaudited, page F-73

16. Please expand your discussion to clarify the party responsible for preparing the estimates of proved reserves presented on page F-73.

Opinion of Jefferies, page G-1

17. Because the Contango board relied on the Jefferies opinion and in light of disclosure at page 113 that "Jefferies did not take into account any tax consequences of the Transactions to any holder of Contango Common Stock" but that "Jefferies was advised that no material income taxes would be due as a result of the Contango Merger," clarify in your discussion of the Contango board's recommendation at page 101 the extent to which any uncertainty regarding the tax consequences could result in the board asking for Jefferies to provide an updated opinion to reflect the uncertainty or material changes. Also revise to discuss why the board did not find it necessary to ask Jefferies to "take into account" tax consequences as part of rendering its opinion.

Exhibit Index
Exhibit Number 99.4, 99.5, 99.11, page II-6

18. The reserves report, filed as Exhibit 99.4, indicates RPM Energy has included estimates of proved undeveloped reserves for certain locations that generate positive future net revenue but have negative present worth discounted at 10 percent. Please tell us the net quantities of proved reserves attributed to such locations.

This comment also applies to the reserves reports, filed as Exhibit 99.6, 99.7, and 99.8, to the extent that the negative future net revenues as noted are not the result of abandonment costs.

19. The reserves reports, filed as Exhibit 99.4 and 99.11, each indicate that the per-well overhead expenses allowed under joint operating agreements along with the amounts to be incurred at or below the district and field levels have not been included as part of the estimates. In particular, Exhibit 99.4 states that such expenses have not been included in the confirmation of economic producibility or in the determination of economic limits for the properties. Please explain to us in reasonable detail the rationale for omitting such costs. Refer to Rule 4-10(a)(22) and (a)(10), respectively, in formulating your response.

20. The reserves report, filed as Exhibit 99.11, states that the future net revenues presented in the report include contractual fees paid to Bridge Energy by the NPI owner for operating

the properties. Please explain to us in reasonable detail the rationale for including fees paid by a third party for operating their properties as part of the determination of the future net revenues attributed to Bridge Energy's interests. Refer to FASB ASC 932-235-50-4.

21. The reserves report, filed as Exhibit 99.11, states that the estimates in the report have been prepared in accordance with the definitions and guidelines set forth in the 2018 Petroleum Resources Management System (PRMS) approved by the Society of Petroleum Engineers (SPE). Please obtain and file a revised reserves report that removes reference to the definitions and guidelines set forth in the 2018 Petroleum Resources Management System. Additionally, if the estimates of reserves and future net revenues presented in Exhibit 99.11 do not fulfill the requirements to be classified as reserves under Rule 4-10(a) of Regulation S-X, including the requirements for prices and costs set forth in Rule 4-10(a)(22)(v), obtain and file a revised reserves report that complies with these requirements.

   This comment also applies to the reserves reports, filed as Exhibits 99.6, 99.7 and 99.8. Refer to the disclosure under section "Reserves Classification" on page 2 of each report, respectively.

22. The reserve reports, filed as Exhibits 99.4, 99.5, and 99.11, do not include certain disclosures required by Item 1202(a)(8)(i) through (a)(8)(x) of Regulation S-K. Please obtain and file revised reports that in each case includes the required disclosures in order to satisfy your filing obligations.

   This comment also applies to the reserves reports, filed as Exhibits 99.6, 99.7, 99.8, 99.9 and 99.10, respectively.

Exhibit Number 99.6, 99.7, 99.8, page II-6

23. The reserve reports, filed as Exhibits 99.6, 99.7 and 99.8, each indicates that the reserves reports as filed rely on the results of another prior report, not included with the exhibit. Please obtain and file revised reports to include the referenced prior reports as supplemental information. Alternatively, remove these references if you do not intend to include this supplemental information with your filed reports.

   This comment also applies to certain attachments that are not included with the reserve reports, filed as Exhibits 99.6, 99.7, 99.8 99.9, and 99.10, respectively. Refer to the disclosure under the section General Information in Exhibits 99.6, 99.7 and 99.7 that reference additional supplemental information, e.g. summary tables of economic analysis of predicted future performance and other tables that identify the properties appraised with summary reserves and economic factors applicable to each. Refer to the disclosure under the section Presentation in Exhibits 99.9 and 99.10 that reference Tables I and II not included with the reports.

24. Please obtain and file revised reserve reports, Exhibits 99.6, 99.7, and 99.8, to address

disclosure regarding the following:

- The report should state that the audited estimates are within a specified audit tolerance threshold and reference the standards for establishing such thresholds. Refer to the disclosure requirements under Item 1202(a)(8)(ix) and Item 1202(a)(9) of Regulation S-K, respectively, and;

- The report should include the qualifications of the technical person within the engineering firm that is primarily responsible for overseeing the reserves audit. Refer to Item 1202(a)(7) of Regulation S-K.

25. The disclosure under the section Operating Expenses & Capital Costs states that for the purpose of this report, salvage value for each project was assumed to be equal to the abandonment costs. Please tell us if this assumption is supported by, and consistent with, Fleur De Lis Energy's cost data.

   Also explain to us the reason for the apparent inconsistency regarding the assumption that there are no net abandonment costs with the statement under the section Disclaimers that indicates the report contains cases with negative FNI, largely due to abandon costs.

26. The disclosure under the section Disclaimers includes the statement that without the express written consent of Haas Engineering, only Fleur De Lis is entitled to rely on this report and any information, conclusions, and/or opinions contained herein. Since the referenced report is included in, and required as part of, a filing made with the United States Securities and Exchange Commission pursuant to Item 1202(a)(8) of Regulation S-K, please obtain and file revised reserves reports, Exhibits 99.6, 99.7, and 99.8, to remove language that limits the distribution of the reports to an exclusive audience.

Exhibit Number 99.9, 99.10, page II-6

27. The disclosure under the section Reserves and Drilling Locations states that up to eight PUD locations were assigned around a single horizontal producer assuming Vernado OIl and Gas owned the acreage in all surrounding offset units. Refer to Rule 4-10(a)(26) of Regulation S-X and remove any PUD locations assigned to acreage in which Vernado does not own interests as of the effective date of the reserves report or tell us why a revision is not needed.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       For questions regarding comments on engineering matters, you may contact John Hodgin, Petroleum Engineer, at (202) 551-3699. You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Sondra Snyder, Staff Accountant, at (202) 551-3332 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

       Sincerely,

       Division of Corporation Finance
       Office of Energy & Transportation

cc: Doug McWilliams, Esq. of Vinson & Elkins LLP